Mail Stop 4561

January 24, 2008

<u>VIA U.S. MAIL</u>

Harold F. McElraft
Chief Financial Officer
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Drive, Suite 100
Edison, NJ 08817

> **Re:** **Hanover Capital Mortgage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 19, 2007**
> **File No. 001-13417**

Dear Mr. McElraft:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief